[LETTERHEAD OF OBSIDIAN ENERGY LTD.]

August 12, 2024

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Timothy S. Levenberg

Re:	Request for Acceleration – Obsidian Energy Ltd.

Registration Statement on Form F-3

File No. 333-281223

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Obsidian Energy Ltd. (the “Company”), respectfully requests that the U.S. Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) and permit said Registration Statement to become effective at 5:30 p.m. (Eastern Time) on August 14, 2024, or as soon thereafter as practicable.

The Company hereby authorizes Daniel Miller, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

The Company further requests that it be notified of such effectiveness by a telephone call to Daniel Miller at (604) 630-5199.

Sincerely,

Obsidian Energy Ltd.

/s/ Mark Hawkins
Mark Hawkins Vice President, Legal, General Counsel and Corporate Secretary